Exhibit 10.1

August 6, 2008

Mr. Steve Kelley
1716 MacGregor Drive
Plano, TX  75093

Dear Steve:

It is my pleasure to extend to you an offer of regular, full-time employment with Cree, Inc. (“Cree” or the “Company”) at our principle offices in Durham, NC.  With your skills, qualifications and enthusiasm, we are excited about the prospect of you joining the Cree team and believe that you will make an excellent addition to the management team. The terms of our offer are as follows:

TITLE:  You will be employed by Cree, Inc. as its Chief Operating Officer (COO).  The Company’s Bylaws require the Board of Directors to approve your appointment as an Executive Vice President of the Company.  The Board will be asked to approve your appointment to such position on or before its next regularly scheduled meeting on August 19, 2008.

SUPERVISION:  You will be reporting directly to Chuck Swoboda in his role as Chief Executive Officer (CEO).

COMPENSATION: You will receive an annual base salary of $350,000 to be paid in accordance with the Company’s standard payroll practices in effect from time to time.  Our payroll is currently paid on a bi-weekly basis.  The Compensation Committee of the Board of Directors will review your total compensation on an annual basis, beginning September 2009.

SIGN-ON BONUS:  You will be paid a sign-on bonus of $90,000, grossed-up for income and withholding taxes (other than Social Security withholding taxes) based on the tax rates applicable to supplemental wage payments at the time of payment, within sixty (60) days following your start date. (We will not gross-up such amount for Social Security withholding because you will be able to obtain a full credit for any such amount withheld by Cree on your 2008 federal individual income tax return.)  If you voluntarily resign or your employment is terminated for cause within twelve (12) months of your start date, you will be obligated to repay the Company the amount you received on account of the sign-on bonus, less one-twelfth of such amount for each full month of employment that you have completed.  The bonus will be considered a salary advance for so long as you have a repayment obligation with respect to any part of it.  If repayment is necessary, your total earnings for the year will be adjusted to reflect the forfeiture of part of or the entire sign-on bonus, as applicable, after receipt of the amount due.

MANAGEMENT INCENTIVE COMPENSATION PLAN:  Effective as of your date of hire, you will be eligible to participate in the Company’s Management Incentive Compensation Program (MICP) with an annual target award level of 60% of your base salary.  The actual amount of the MICP incentive payment will be determined based on meeting objectives tied to quarterly (weighted at 40%) and annual (weighted at 60%) performance goals set in accordance with the plan document.  Your performance measurement against the individual component of your quarterly goals during your first two fiscal quarters of participation (i.e., Q1FY09 and Q2FY09) will be deemed to be 100%, without regard to actual results.  Your award amount for such quarters and the remainder of fiscal 2009 will otherwise be determined in accordance with the terms of the plan document, except that, provided your date of hire is on or before August 29, 2008, your awards for your first quarter of participation and the annual award will not be reduced to reflect that you were employed for less than the full award period.  The terms and conditions of the MICP and your participation therein are subject to review and approval of the Compensation Committee annually.   We expect the Compensation Committee to approve the MICP for fiscal year 2009 in August 2008.

START DATE:  Your start date will be no later than August 19, 2008, or such other date as agreed by you and the CEO.

EQUITY PROGRAM:  You will be eligible to receive long-term incentive awards from time to time subject to terms and conditions established by the Compensation Committee, the underlying long-term incentive plan document, and the Company’s terms and conditions for the applicable type of award, including vesting criteria such as continued service or performance objectives.  Initially you will be granted an option to purchase 80,000 shares of the Company’s common stock at a purchase price equal to the fair market value on the grant date, determined as the last sale price reported for the regular trading session on the Nasdaq Stock Market on the grant date (or, if the grant date is not a trading day, the last day of regular trading preceding the grant date).  You will also be granted 20,000 shares of restricted stock.  Both the option grant and the restricted stock award will be made pursuant to the Company’s 2004 Long-Term Incentive Compensation Plan (the “Plan”).  The grant date for both awards will be the first business day of the calendar month following the first day of your employment.  The option will be a nonqualified stock option and will vest over a three-year period in equal installments on each anniversary of the grant date so long as you remain employed with the Company or a related Employer under the Plan.  The restricted stock award will vest over a five-year period in equal installments beginning on September 1, 2009 and on each anniversary of such date so long as you remain employed with the Company or a related Employer under the Plan.  The option will be subject to the provisions of the Plan and the Cree, Inc. Master Stock Option Award Agreement to be entered into by you and the Company.  The restricted stock award will be subject to the provisions of the Plan and the Cree, Inc. Master Restricted Stock Award Agreement to be entered into by you and the Company.  Copies of these agreements have been provided to you under separate cover.

BENEFITS:  You will be eligible to participate in all benefit plans offered to Company employees generally, subject to applicable service periods and other terms of the governing plan documents.  A summary of these benefits has been sent to you under separate cover.

RELOCATION:  In connection with your relocation to Durham, Cree will provide you with the relocation assistance benefits described in this paragraph.  Prior to receipt of any relocation assistance benefits, you will be required to sign the New Employee Relocation Agreement (Form HR17/3.01), a copy of which has been provided to you under separate cover.  The repayment obligations set forth in the agreement apply to all relocation assistance benefits provided under this paragraph.  Cree will gross-up relocation expenses that are taxable to you at the supplemental federal and state income tax rates and the Medicaid withholding rate applicable to such compensatory amounts.  (We will not gross-up such amounts for Social Security withholding because you will be able to obtain a full credit for any such amounts withheld by Cree on your 2008 federal individual income tax return.)  In accordance with Cree’s Relocation Policy for New Hires and Transferees (Policy # 3.80), a copy of which has been provided to you under separate cover, Cree will pay or reimburse you for the actual and reasonable costs of: (i) one house-hunting trip for your spouse and children (up to 5 days); (ii) moving you, your family, and household belongings from your current residence in Plano, Texas, to the Research Triangle Park area, provided such expenses are incurred within one year from your start date; and (iii) temporary housing for up to twelve (12) months beginning on or about your start date, in the vicinity of Research Triangle Park, North Carolina, until you are able to make permanent housing arrangements.  Upon receipt of appropriate supporting documentation, the Company also will reimburse you for reasonable and customary brokerage fees, seller paid closing costs, and/or any loss on sale (i.e., if the net proceeds from the sale are lower than your cost basis) in connection with the sale of your primary residence in Plano, Texas and reasonable and customary closing costs on the purchase of a primary residence in the vicinity of Research Triangle Park, North Carolina, up to a maximum amount of $75,000 for these items (excluding gross-up for taxes).  In addition, until the first anniversary of your start date or until your family’s residence has been moved to North Carolina, whichever occurs first, the Company will reimburse you for the cost of round-trip, coach fare airline tickets for up to one trip to Plano, Texas every other week.  Reimbursement amounts will be paid promptly following submission of appropriate documentation evidencing payment.  Fonville Morisey Realty will assist you with your entire move and will direct bill the Company for many of the covered expenses.

PAID TIME OFF (PTO):  Initially, you will be eligible to accrue paid-time off (i.e., vacation) at the rate of three (3) weeks annually, and your accrual rate will increase for each year of employment in accordance with the Company’s Paid Time Off (PTO) Policy.

CONFIDENTILITY, INTELLECTUAL PROPERTY AND NON-COMPETITION AGREEMENT: You will be required to sign the Company’s standard form of Employee Agreement Concerning Confidential Information, Intellectual Property and Non-Competition (“Employee Agreement”) on or before your first day of employment.  A copy of this agreement has been provided to you under separate cover.  This agreement obligates you, among other things, not to disclose confidential information of the Company without authorization, to assign to the Company rights in inventions or other intellectual property developed in the course of your employment, and not to engage in competition with the Company for a period of one year following any termination of your employment.  Neither this letter nor the Employee Agreement, however, constitutes a commitment by the Company to employ you for any specific term.  Either you or the Company may terminate the employment relationship at any time, with or without cause or notice.

CHANGE OF CONTROL AGREEMENT:  As soon as possible after your start date, the Company will enter into a Change of Control Agreement with you,  subject to prior approval of the terms and conditions of such agreement by the Compensation Committee.  Such agreement will provide that, in the event that the Company terminates your employment without “Cause” or you resign for “Good Reason” within twelve (12) months after a “Change in Control” (as such terms are defined in the Change of Control Agreement), you will receive (i) continued payment of your base salary for twelve (12) months following your termination, (ii) accelerated vesting of all unvested stock options and time-vested restricted stock awards, and (iii) a lump sum payment equal to twelve (12) multiplied by the COBRA premium in effect at the time of your termination for the type of medical, dental and vision coverage you have elected for you and your dependents under the Company’s group health plan.  These payments, continued benefits, and accelerated vesting will be subject to applicable tax withholding, statutorily imposed payment terms, and to (i) your signing and not revoking a separation agreement and release of claims in a mutually agreed form, and (ii) your signing and continuing to comply with non-compete, non-solicitation, and non-disparagement obligations during the twelve (12) months following termination of your employment.

SEVERANCE:  The Company’s management has recommended, and the Compensation Committee is expected to approve in August 2008, the adoption of a Severance Plan for officers of the Company who are subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended (a “Section 16 Officer”).   As currently recommended, the Severance Plan provides that in the event that the Company terminates the employment of a Section 16 Officer without “Cause” (other than in connection with a Change of Control), the Section 16 Officer will receive (i) continued payment of his/her base salary for twelve (12) months following such termination, and (ii) reimbursement of COBRA premiums paid or payable by the individual to continue coverage under the Company’s medical plans for the individual and his/her eligible dependents for up to twelve (12) months following such termination, provided he/she elects to continue medical coverage in accordance with applicable law.  As the Company’s Chief Operating Officer, you will be considered to be a Section 16 Officer under this plan when it is approved by the Compensation Committee.  Payments and continued benefits under the Severance Plan will be subject to applicable tax withholding, statutorily imposed payment terms, and to (i) your signing and not revoking a separation agreement and release of claims in a mutually agreed form, and (ii) your signing and continuing to comply with non-compete, non-solicitation, and non-disparagement obligations during the twelve (12) months following termination of your employment.   The Compensation Committee must approve the

Severance Plan described in this paragraph, and the Committee may modify or amend such plan at anytime in the Committee’s discretion.

CODES OF CONDUCT AND ETHICS:  At all times, you will be expected to observe the highest standards of ethical, personal, and professional conduct and to comply with the Company’s Code of Conduct and the Code of Ethics for Senior Financial Officers, copies of which have been provided to you.   You will be required to sign a Certificate of Acknowledgment annually regarding the Code of Conduct and the Code of Ethics for Senior Financial Officers.

ABSENCE OF CONFLICTING OBLIGATIONS:  By accepting this offer, you are representing and promising to the Company that your employment with the Company will not breach any obligation you have to any prior employee or to another third party, whether pursuant to a non-competition or other agreement or applicable law.

CONDITIONS PRECEDENT:  As a condition of employment, you must also successfully complete a pre-employment drug screen in accordance with the Company’s policy.  In addition, on your first day of employment you will also be required to produce two forms of identification; one establishing your identity and one establishing your employment eligibility, as listed by the U.S. Department of Justice on its Employee Eligibility Verification Form.

If these employment terms are satisfactory to you, please indicate your acceptance by signing below and returning one copy of the signed offer letter to me.  This offer will expire unless accepted in writing on or before August 8, 2008.

Steve, we are looking forward to working with you and are confident that your skills and experience will make a significant contribution to Cree’s growth.

Sincerely,

/s/ Brenda F. Castonguay

Brenda F. Castonguay
VP - Administration

Enc.

Agreed to by:    /s/ Steve Kelley              8/8/08
             Steve Kelley                Date